Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements (“CFS”) and related notes that appear in this interim report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed in our annual report on Form 20-F filed with the SEC on November 7, 2025, particularly in “Item 3. Key Information – D. Risk Factors.”

Results of Operations

Comparison of Results of Operations for the Six Months Ended December 31, 2025 and 2024

The following table summarizes our results of operations for the six months ended December 31,2025 and 2024, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount (Unaudited)	% of revenue	Amount (Unaudited)	% of revenue	Amount (Unaudited)%
Revenues	$6,284,183	100.0%	$4,716,845	100.0%	$1,567,338	33.2%
Cost of revenues	(4,700,000)	(74.8)%	(3,875,916)	(82.2)%	(824,084)	21.3%
Gross profit	1,584,183	25.2%	840,929	17.8%	743,254	88.4%

Operating expenses:
Selling	288,404	4.6%	$423,228	9.0%	$(134,824)	(31.9)%
General and administrative	1,671,937	26.6%	1,464,679	31.1%	207,258	14.2%
Provision for expected credit losses	438,499	7.0%	135,456	2.9%	303,043	223.7%
Total operating expenses	2,398,840	38.2%	$2,023,363	43.0%	$375,477	18.6%

Loss from operations	(814,657)	(13.0)%	(1,182,434)	(25.2)%	367,777	(31.1)%

Other income (expense):
Interest expense	(178,974)	(2.8)%	(205,482)	(4.4)%	26,508	(12.9)%
Other income, net	264,069	4.2%	194,583	4.1%	69,486	35.7%
Total other income (expense), net	85,095	1.4%	(10,899)	(0.3)%	95,994	(880.8)%

Loss before income taxes	(729,562)	(11.6)%	(1,193,333)	(25.5)%	463,771	(38.9)%

Income tax benefit	(146,263)	(2.3)%	(67,418)	(1.4)%	(78,845)	116.9%

Net loss	(583,299)	(9.3)%	(1,125,915)	(24.1)%	542,616	(48.2)%
Net loss attributable to non-controlling interests	(1,368)	0.0%	(877)	0.0%	(491)	56.0%
Net loss attributable to ordinary shareholders	$(581,931)	(9.3)%	(1,125,038)	(24.1)%	543,107	(48.3)%

Revenues

Currently, we have two revenue streams: project and retail sales. Total revenue for the six months ended December 31, 2025 increased by $1,567,338, or 33.2%, to $6,284,183 for the six months ended December 31, 2025 from $4,716,845 for the comparable period in 2024. The increase in our revenues was primarily attributable to the increase in the revenue from project sales.

The following table sets forth the breakdown of our revenues for the six months ended December 31, 2025 and 2024:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Project revenues	$6,229,321	99.1%	$4,451,937	94.4%	$1,777,384	39.9%
Retail revenues	54,862	0.9%	264,908	5.6%	(210,046)	(79.3)%
Total	$6,284,183	100.0%	$4,716,845	100.0%	$1,567,338	33.2%

Revenues from project sales. Revenues from project sales accounted for 99.1% and 94.4% of our total revenues for the six months ended December 31, 2025 and 2024, respectively. Revenue for project sales increased by $1,777,384 or 39.9% to $6,229,321 for the six months ended December 31, 2025 from $4,451,937 for 2024. The increase was primarily due to the increase in average project price. Average revenue per project increased by $86,082 to $194,666 for the six months ended December 31, 2025 from $108,584 for the same period in 2024.

Revenues from retail sales. Revenues from retail sales accounted for 0.9% and 5.6% of our total revenues for the six months ended December 31, 2025 and 2024, respectively. Revenues from retail sales decrease by $210,046 or 79.3% to $54,862 for the six months ended December 31, 2025 from $264,908 for 2024. The change in retail revenues is primarily due to the decrease in total number of retail orders. The number of retail projects accepted for the six months ended December 31, 2025 decreased by eight compared to 2024.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenue for the six months ended December 31, 2025 and 2024:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Project cost	$4,642,517	98.8%	$3,676,676	94.9%	$965,841	26.3%
Retail cost	57,483	1.2%	199,240	5.1%	(141,757)	(71.1)%
Total	$4,700,000	100.0%	$3,875,916	100.0%	$824,084	21.3%

Cost of project sales increased by $965,841, or 26.3%, to $4,642,517 for the six months ended December 31, 2025 from $3,676,676 for 2024. The increase in cost of project sales was primarily due to the increase in project revenues.

Cost of retail sales decrease by $141,757 or 71.1% to $57,483 for the six months ended December 31, 2025 from $199,240 for 2024. The decrease was mainly due to the decrease in the completion and delivery of retail projects for the six months ended December 31, 2025.

Gross Profit

Gross profit was $1,584,183 for the six months ended December 31, 2025, an increase of $743,254, from $840,929 for 2024. Gross margin increases by 7.4%, to 25.2% for the six months ended December 31, 2025 from 17.8% for 2024,

Our gross profit and gross margin by revenue types were as follows:

	For the Six Months Ended December 31,
	2025		2024		Variance
	Gross profit (loss) (Unaudited)	Margin %	Gross profit (Unaudited)	Margin %	Amount (Unaudited)	Margin %
Project revenues	$1,586,804	25.5%	$775,261	17.4%	$811,543	8.1%
Retail revenues	(2,621)	(4.8)%	65,668	24.8%	(68,289)	(29.6)%
Total	$1,584,183	25.2%	$840,929	17.8%	$743,254	7.4%

Gross profit for project sales increased by $811,543 to $1,586,804 for the six months ended December 31,2025, as compared to $775,261 for 2024. Gross margin increased by 8.1%, to 25.5% for the six months ended December 31, 2025, from 17.4% for 2024. The increase in gross profit was due to higher average project price in conjunction with lower cost of main materials (stainless steel) for the six months ended December 31, 2025.

We reported gross loss for retail sales of $2,621 for the six months ended December 31, 2025. The negative variance was principally due to overall increase in labor cost and manufacturing costs in 2025.

Operating Expenses

	For the Six Months Ended December 31,
	2025		2024		Variance
	Amount (Unaudited)%		Amount (Unaudited)%		Amount (Unaudited)%
Selling	$288,404	12.0%	$423,228	20.9%	$(134,824)	(31.9)%
General and administrative	1,671,937	69.7%	1,464,679	72.4%	207,258	14.2%
Provision for expected credit losses	438,499	18.3%	135,456	6.7%	303,043	223.7%
Total operating expenses	$2,398,840	100.0%	$2,023,363	100.0%	$375,477	18.6%

Selling Expenses

Selling expenses were $288,404 for the six months ended December 31, 2025, a decrease of $134,824, or 31.9%, from $423,228 for the same period of 2024, due mainly to a decrease in overall sales commission as the development and maintenance of three high-revenue projects (which accounted for 69% of total project revenues in the six months ended December 31, 2025) were directly handled by management. Selling expenses may continue to increase as the Company further expands its market presence in other targeted markets in the PRC.

General and Administrative Expenses

Our general and administrative expenses (“G&A expenses”) were $1,671,937 for the six months ended December 31, 2025, an increase of $207,258 or 14.2%, from $1,464,679 for 2024. The increase in our G&A expenses was mainly due to the increase in consulting fees and management salaries and benefits. We believe our G&A expenses could increase due to higher compliance and management requirements post the Company’s IPO.

Provision for expected credit losses

Our provision for expected credit losses was $438,499 for the six months ended December 31, 2025, an increase of $303,043 or 223.7%, from $135,456 for 2024. The increase was mainly due to the slow-down of the PRC economy that negatively impacted the timing of collection of our trade receivables. Despite a longer collection period that resulted in the recording of an additional provision for expected credit losses in the six months ended December 31, 2025, we believe our allowance for expected credit losses is sufficient to cover the expected collection risks since our customers are mostly hospitals, hotels and state-owned enterprises and they rarely default on their payment.

Other Income

Interest expense

Interest expense decreased by $26,508, or 12.9%, to $178,974 for the six months ended December 31, 2025, from $205,482 for 2024. The decrease in interest expense is mainly attributable to the lower interest rates on bank borrowings. Average loan balances were $11,028,014 and $10,622,586 for the six months ended December 31, 2025 and 2024, respectively.

Other income, net

Other income, net increased by $69,486, or 35.7%, to $264,069 for the six months ended December 31, 2025, from $194,583 for 2024, which was mainly due to the increase in interest income from fixed deposits and loans receivable.

Income Tax Benefit

Our income tax benefit was $146,263 for the six months ended December 31, 2025, an increase of $78,845, or 116.9% from $67,418 for 2024.

Income tax benefit for the six months ended December 31, 2025 was primarily due to net loss for the period and the reversal of valuation allowance for deferred tax assets related Wuxi libang and Suzhou Deji.

Income tax benefit for the six months ended December 31, 2024 was primarily due to the net loss incurred in the period.

Net Loss

As a result of the foregoing, our net loss for the six months ended December 31, 2025 and 2024 was $583,299 and $1,125,915, respectively.

Net loss attributable to non-controlling interests

Non-controlling interests are recognized to reflect the portion of net income that is not attributable, directly or indirectly, to the Company from the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 10% and 5% ownership interest in Yangzhou Bangshijie and Nanjing Bangshijie, respectively. The net loss attributable to non-controlling interests was $1,368 and $877 for the six months ended December 31, 2025 and 2024, respectively.

Net loss attributable to ordinary shareholders

Net loss attributable to the Company’s ordinary shareholders decreased by $543,107, or 48.3% from $1,125,038 for the six months ended December 31, 2024, to $581,931 for the six months ended December 31, 2025.

Liquidity and Capital Resources

Our principal sources of liquidity are generated from our operations, bank loans and equity financing. As of December 31, 2025, and June 30, 2025, we had cash of $676,588 and $933,826 respectively. Our current assets were $23,488,147 and $19,940,088 as of December 31, 2025 and June 30, 2025, respectively. Our current liabilities were $20,352,763 and $16,946,870 as of December 31, 2025 and June 30, 2025, respectively. Our current ratios as of December 31, 2025 and June 30, 2025 were 1.15 and 1.18, respectively. Total shareholders’ equity as of December 31, 2025 and June 30, 2025 was $ 37,241,968 and $7,877,975, respectively.

In assessing liquidity, we monitored and analyzed our cash flow requirements, our ability to generate sufficient revenue sources in the future, and operating and capital expenditure commitments. Our working capital requirements are influenced by the level of our operations and timing of accounts receivable collections. As of December 31, 2025, we had cash of approximately $0.8 million and outstanding bank loans of approximately $11.5 million.

On February 13, 2026, we entered into a sales agreement (the “Sales Agreement”) with a sales agent. Pursuant to the terms of the Sales Agreement, the Company may from time to time issue and sell, through the sales agent, up to $20 million of the Company’s Class A ordinary shares, par value $0.0001 per share. The Company sold 1,666,463 ordinary shares (adjusted for the share consolidation) via an at-the-market program under the Sales Agreements and raised $7.72 million in net proceeds. Based on the Company’s current operating activities, management believes the operating activities and existing funds can provide sufficient liquidity for the Company to meet its working capital requirement for at least 12 months through December 31, 2026.

Our capital needs are for daily operations and for financing the development of our business. With the uncertainty of the current market and macroeconomic conditions, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. Our management is confident that the Company’s accounts receivable and other receivables are collectable.

We may also raise additional capital through public offerings or private placements to finance our business development and to consummate any merger or acquisition, if necessary. Such transfer of funds from Li Bang International or any of our offshore subsidiaries to our PRC Subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) the capital increase of the existing PRC Subsidiaries and establishment of new PRC Subsidiaries must be either filed with or approved by MOFCOM or its local counterparts depending on whether the business of the PRC subsidiary is subject to restrictions with respect to foreign investment under the PRC law, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC Subsidiaries must not exceed the statutory limits and must be filed with SAFE.

Cash Flows Analysis

Six Months Ended December 31, 2025 Compared to Six Months Ended December 31, 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Net cash (used in) provided by operating activities	$(1,497,976)	$258,431
Net cash used in investing activities	(29,373,192)	(4,532,991)
Net cash provided by financing activities	30,580,827	5,236,406
Effect of foreign exchange rate on cash	12,471	(2,449)
Net (decrease) increase in cash and restricted cash	(277,870)	959,397
Cash and restricted cash at the beginning of the period	1,079,565	230,997
Cash and restricted cash at the end of the period	$801,695	$1,190,394

Operating Activities

Net cash used in operating activities was $1,497,976 for the six months ended December 31, 2025, an increase of $1,756,407 from net cash provided of $258,431 for 2024. The increase was mainly due to: a) an increase of $2,064,531 in accounts receivable and notes receivable, mainly due to the increase in average project price and the increase in revenue and the negative impact of the economic slowdown on collection periods; b) an increase of $172,854 in cash used in inventories, primarily due to the increase in procurement for hotel projects. These were partially offset by a decrease of $464,258 in cash used in accounts payable for the increase in procurement for hotel projects and a lengthened payment cycle.

Investing Activities

Net cash used in investing activities amounted to $29,373,192 for the six months ended December 31, 2025. It was primarily due to: a) the loan lent to a third party of $29,877,077; b) the purchase of construction in progress of $437,018; and c) proceeds from repayment of loans receivable from third parties of $1,000,000.

Net cash used in investing activities was $4,532,991 for the six months ended December 31, 2024. It was primarily due to the loans lent to third parties.

Financing Activities

Net cash provided by financing activities was $30,580,827 for the six months ended December 31, 2025. On December 22, 2025, the Company entered into a securities purchase agreement with certain investors for a private placement offering of an aggregate of 120,000,000 class A ordinary shares, the Company received net proceeds of RMB 210 million (approximately $29.9 million) on December 25, 2025.

Net cash provided by financing activities was $5,236,406 for the six months ended December 31, 2024. During the six months ended December 31, 2024, the Company completed its IPO on the Nasdaq capital market and received total net proceeds of approximately $5.23 million.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims, and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not currently considered to be material to the consolidated financial statements.

Contractual Obligations

The Company leases offices premises and apartments in Suzhou, Nanjing, Hefei and Hangzhou for employees under operating lease with terms that are less than one year in duration. The Company made full payment for lease agreements in advance.

On June 12, 2025, the Company entered into a lease agreement with Jiangyin Gushan Investment Co., Ltd. for a land use right to construct an intelligent kitchen manufacturing facility. The leased land is located on Fuqian East Road, Gushan Town, covering an area of 13,335 square meters and is zoned for industrial use. The lease term is from June 15, 2025 to June 15, 2028, with an annual rent of RMB 400,050 ($56,916). The Company recognized this lease as an operating lease and recognized a right-of-use asset and a lease liability.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our CFS. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or research and development services with us.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Estimates

Our CFS are prepared in accordance with accounting principles generally accepted in the U.S., which require us to make estimates and assumptions that affect the reported amounts of assets and liabilities. On an ongoing basis, we evaluate our estimates, including those estimates that may have a significant effect on our financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our CFS. We base our estimates and judgment on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We consider an accounting estimate to be critical if:

(a)	the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

(b)	the impact of the estimate on financial condition or operating performance is material.

There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed description of our significant accounting policies and related judgments, please see Note 2. You should read the following description of critical accounting estimates in conjunction with our CFS and other disclosures included in this annual report.

Expected Credit Losses

Nature of estimate: Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, adjusted for subsequent changes in expected lifetime credit losses.

Assumptions: The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customers’ receivables. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Our allowance for credit losses is based on its assumptions regarding the probability of default. The expected probability of payment and time to default, which include assumptions about macroeconomic factors and customers’ performance. We recognized $438,499, $135,456 and $342,542 credit losses of receivables and advances to suppliers for the six months ended December 31, 2025, 2024, and 2023, respectively.

Our estimate of the key assumptions did not change significantly throughout the periods presented.